SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2017

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated October 27, 2017 in respect of Key Financial and Performance Indicators for the First Three Quarters of 2017.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: October 30, 2017

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Key Financial and Performance Indicators for the First Three Quarters of 2017

In the first three quarters of 2017, the Group comprehensively deepened the implementation of Focus Strategy and centred on scale and profitable development through growth promotion, cost control and mechanism reform. Overall development momentum remained robust. Innovation in business model posted initial success, and underpinned revenue and profit growth. The key unaudited financial data in the period were as follows:

•    Service revenue note 1 amounted to RMB 187,880 million, up by 4.1% year-on-year, which showed continuous improvement from the 3.2% increase year-on-year in the first half of this year.

•    Mobile service revenue amounted to RMB 117,038 million, up by 6.7% year-on-year, which showed continuous improvement from the 5.2% increase year-on-year in the first half of this year.

•    EBITDA amounted to RMB 65,383 million, up by 5.9% year-on-year, which showed continuous improvement from the 5.5% increase year-on-year in the first half of this year.

•    The profit attributable to the equity shareholders of the Company amounted to RMB 4,054 million, up significantly by 155.3% year-on-year.

Given that the Group ceased to charge mobile domestic long-distance and roaming fees from 1 September 2017, and market competition is expected to intensify cyclically, the Group expects that its financial performance will face increasing pressure in the fourth quarter of this year. Going forward, the Group will actively address challenges, continue to deepen Focus Strategy and earnestly capitalise on the implementation of mixed-ownership reform to raise efficiency and returns.

To enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first three quarters of 2017.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards)

Unit: RMB millions

	For the nine months ended 30 September
	2017	2016 Note 1
Mobile service revenue	117,038	109,638
Fixed-line service revenue	69,618	69,555
Other service revenue	1,224	1,206

Total service revenue	187,880	180,399
Sales of telecommunications products	17,898	26,740

Revenue	205,778	207,139
Interconnection charges	(9,592)	(9,580)
Depreciation and amortisation	(58,007)	(57,417)
Networks, operation and support expenses	(39,876)	(38,626)
Employee benefit expenses	(31,463)	(27,825)
Costs of telecommunications products sold	(18,655)	(29,126)
Other operating expenses	(40,808)	(40,233)
Finance costs	(4,741)	(3,782)
Interest income	1,164	728
Share of net profit / (loss) of associates	766	(65)
Share of net profit of joint venture	424	108
Other income – net	550	778

Profit before income tax	5,540	2,099
Income tax expenses	(1,470)	(510)

Profit for the period	4,070	1,589

Profit attributable to:
Equity shareholders of the Company	4,054	1,588

Non-controlling interests	16	1

	As at 30 September 2017	As at 31 December 2016
Total assets	588,937	614,154
Total liabilities	356,808	386,472

Total equity	232,129	227,682

Note 1: In order to better satisfy the internal operation and management requirements, from 1 January 2017 onwards, the revenue from sales of products associated with the ICT business, which was previously recorded as part of the fixed-line service revenue, has been reclassified as part of the revenue from sales of telecommunications products. The costs of products sold associated with the ICT business, which was previously recorded as part of the other operating expenses, have also been correspondingly reclassified as part of the costs of telecommunications products sold. The related figures for the first three quarters of 2016 have also been restated.

Business Data

	As at 30 September 2017/ For the period from 1 January 2017 to 30 September 2017	As at 30 September 2016/ For the period from 1 January 2016 to 30 September 2016
Mobile billing subscribers (Million)	276.866	262.074
of which 4G subscribers (Million)	160.284	88.906
Net addition of mobile billing subscribers (Million)	13.044	9.757
of which net addition of 4G subscribers (Million)	55.733	44.750
Mobile handset data traffic (Billion MB)	4,701.79	998.78
Mobile voice usage (Billion Minutes)	617.15	639.19
Fixed-line broadband subscribers (Million)	77.406	75.050
Net addition of fixed-line broadband subscribers (Million)	2.170	2.720
Fixed-line local access subscribers (Million)	61.760	69.027
Net loss of fixed-line local access subscribers (Million)	(4.888)	(4.831)

In the first three quarters of 2017, the Group comprehensively deepened the implementation of Focus Strategy and centred on scale and profitable development through growth promotion, cost control and mechanism reform. Overall development momentum remained robust. Innovation in business model posted initial success, and underpinned revenue and profit growth. The Group transformed the development model of its mobile service by stepping up online sales efforts via 2I2C, 2B2C, etc. in order to enhance the quality of new subscribers. With a low customer acquisition cost and subsidies model, the Group’s mobile service growth accelerated. In the first three quarters of 2017, the Group’s mobile billing subscribers registered a net addition of 13.04 million, reaching a total of 277 million. Mobile billing subscriber ARPU was RMB 48.4, up meaningfully as compared to the 2016 full-year average of RMB 46.4. Within that, 4G subscribers registered a net addition of 55.73 million, reaching a total of 160 million. 4G subscriber ARPU was RMB 65.6. For the single month of September, the net additions of mobile billing subscribers and 4G subscribers both reached record high of this year, standing at 3.82 million and 7.56 million respectively. In the first three quarters of 2017, mobile service revenue amounted to RMB 117,038 million, up by 6.7% year-on-year, which showed continuous improvement from the 5.2% increase year-on-year in the first half of this year.

In the first three quarters of 2017, the Group actively promoted the scale development of innovative businesses, which offset the decline in fixed-line voice revenue and the pressure from the competition in the broadband market. Facing exceptionally fierce broadband competition, the Group promoted video-oriented high-bandwidth content and application products and optimised the end-to-end customer service in an effort to drive user consumption upgrade and integrated development. The number of fixed-line broadband subscribers reached 77.41 million, representing a net addition of 2.17 million as compared to the end of last year, but the fixed-line broadband access ARPU decreased year-on-year. Fixed-line service revenue was RMB 69,618 million, which remained stable as compared to the same period of last year. Overall service revenue amounted to RMB 187,880 million, up by 4.1% year-on-year, which showed continuous improvement from the 3.2% increase year-on-year in the first half of this year.

In the first three quarters of 2017, the Group fully embraced new business models such as 2I2C, 2B2C, etc. to drive scale and profitable business development with low incremental costs. Selling and marketing expenses amounted to RMB 24,400 million in the period, down by 4.1% year-on-year. Network, operation and support expenses increased by 3.2% year-on-year mainly due to the increase in tower-related expenses associated with a larger network scale year-on-year. Employee benefit expenses increased by 13.1% year-on-year because the Group deepened the reform in employment and distribution systems, and at the same time appropriately increased the compensation for front-line staff. During the period, the costs of telecommunications products sold decreased substantially by 36.0% year-on-year mainly due to the significant year-on-year decrease in sales of telecommunication products. Finance costs increased by 25.4% year-on-year during the period as a result of increase in interest-bearing debts and higher market interest rates. EBITDA amounted to RMB 65,383 million, up by 5.9% year-on-year, which showed continuous improvement from the 5.5% increase year-on-year in the first half of this year. EBITDA as a percentage of service revenue was 34.8%. In the first three quarters of 2017, the profit attributable to the equity shareholders of the Company amounted to RMB 4,054 million, up significantly by 155.3% year-on-year.

Given that the Group ceased to charge mobile domestic long-distance and roaming fees from 1 September 2017, and market competition is expected to intensify cyclically, the Group expects that its financial performance will face increasing pressure in the fourth quarter of this year. The Group will actively address challenges, insist on scale and profitable development, continue to deepen Focus Strategy, deeply propel its business transformation, maintain the rapid development of 4G business, and accelerate the turnaround of the unfavourable situation of its broadband business. The Group will speed up the improvement of its innovation capability, strengthen integrated development with enterprises along the value chain, and tap into the “Blue Ocean” of the innovative fields to foster new growth engines. The Group will speed up Internet-based transformation of operations leveraging focusing, cooperation and precision operation, so as to continually enhance the utilisation efficiency of resources and assets. The Group will earnestly capitalise on the implementation of mixed-ownership reform and create a powerful alliance with strategic investors to accelerate business development. At the same time, the Group will enhance corporate governance and incentive systems on a market-oriented basis to lift vibrancy and raise efficiency and returns.

Caution Statement

The Board wishes to remind shareholders of the Company and investors that the above financial and business data are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The Company’s shareholders and investors are cautioned not to unduly rely on such data. In the meantime, the Company’s shareholders and investors are advised to exercise caution in dealing in the securities of the Company.

By order of the Board
China Unicom (Hong Kong) Limited
Yung Shun Loy Jacky
Company Secretary

Hong Kong, 27 October 2017

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Shao Guanglu
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny